UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 000-55899

BANCO SANTANDER (MÉXICO), S.A.,

INSTITUCIÓN DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Notice of Results of Special Series “B” Stockholders’ Meeting.
2.	Notice of Results of Ordinary and Extraordinary General Stockholders’ Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER (MÉXICO), S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: May 3, 2018

Item 1

BANCO SANTANDER (MEXICO), S.A.,

INSTITUCION DE BANCA MULTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

SPECIAL SERIES "B" STOCKHOLDERS' MEETING

APRIL 30, 2018

ITEM I

Appointment and, as the case may be, ratification of the members of the Company’s Board of Directors and the Company's Statutory Auditors, representing Series “B” shares and the Company’s capital stock.

RESOLUTIONS

FIRST.- “The Special Series "B" Stockholders' Meeting of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México approves the ratification of the representatives of this Series of shares in the Board of Directors of the Company.”

SECOND.- “By virtue of the resolution above, the representatives of the "B" Series of stocks in the Board of Directors of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, shall be the following:

Series "B" Independent Directors
Director	Alternate Director
Mr. Fernando Benjamín Ruíz Sahagún	Mr. Enrique Krauze Kleinbort
Mr. Alberto Torrado Martínez	Mr. Guillermo F. Vogel Hinojosa

THIRD.- “The Special Series "B" Stockholders' Meeting of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México ratifies Mr. José Antonio Quesada Palacios and Mr. Eduardo Gómez Alcalá, from the firm PricewaterhouseCoopers, S.C., as Commissioner and Alternate Commissioner, respectively.”

ITEM II

Appointment of special delegates to formalize and carry out the resolutions adopted at the Meeting.

RESOLUTION

FOURTH.- "The Meeting designates as Special Delegates of this Meeting Mr. Marcos Alejandro Martínez Gavica, Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil, so that they, in the name and behalf of the Company, indistinctively, may appear before a Notary Public of their choice in order to formalize all or part of the minutes of this Meeting as considered necessary or convenient, and to carry out all other steps that may be necessary in order to comply with the resolutions adopted by the Meeting.

Likewise, the Secretary and Assistant Secretary of the Board of Directors of the Company are empowered to issue simple or certified copies of these minutes as they are requested.”

Item 2

SUMMARY OF RESOLUTIONS

BANCO SANTANDER (MEXICO), S.A.,

INSTITUCION DE BANCA MÚLTIPLE,

GRUPO FINANCIERO SANTANDER MÉXICO.

ORDINARY AND EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING.

APRIL 30, 2018.

ITEM I

Submission of the Board of Directors’ report in connection with the Company’s performance during the fiscal year ended as of December 31, 2017, including: (i) the Financial Statements under the criteria of the National Banking and Securities Commission (CNBV) and IFRS, on such date, and (ii) the external auditor’s report.

R E S O L U T I O N S

FIRST.- "The report presented by the Board of Directors of the Company in accordance to the provisions in article 172 of the General Law on Trade Companies to the Meeting with respect to the transactions carried out during the year ended on December 31, 2017 is approved. A copy of the report shall be attached to the minutes of this Meeting."

SECOND.- "The Consolidated Financial Statements of the Company and its subsidiaries under the criteria of the CNBV, for the year from January 1st to December 31, 2017, as they were presented to the Meeting and published in the newspaper "El Economista" in this city on February 1st, 2018, are fully approved. A copy of the financial statements shall be attached to the minutes of this Meeting."

THIRD.- “The Financial Statements of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, prepared pursuant to the rules and criteria of IFRS as of December 31, 2017, are fully approved. Such Financial Statements shall be delivered to the Securities Exchange Commission (SEC) and the New York Stock Exchange (NYSE).”

FOURTH.- "The report of the Commissioner of the Company, with respect to the Financial Statements of the Company for the year ended on December 31, 2017 are fully approved. A copy of such report shall be attached to the minutes of this Meeting."

FIFTH.- "All the procedures and actions performed by the Board of Directors, by the Chief Executive Officer, the Secretary and Assistant Secretary, Commissioners as well as the Independent Auditor of the Company, during the execution of their duties during the year ended on December 31, 2017 are hereby approved and ratified and they are thanked for all the services provided during such year.”

ITEM II

Proposal and, if applicable, approval of the application of profits.

R E S O L U T I O N S

SIXTH.- "Given that the Financial Statements approved by this Meeting report a "Net Profit" for year 2017 of Mx$17,643’579,304.00 (seventeen thousand six hundred forty three million five hundred seventy nine thousand three hundred and four Mexican pesos) the following distribution is approved:

➢	From "Net Income" for the year of the Company on a stand-alone basis, the amount of Mx$3,415’832,880.00 (Three thousand four hundred fifteen million eight hundred thirty two thousand eight hundred and eighty Mexican pesos) shall be applied to the item "Income from Previous Years”.

➢	From the profit for the year of the subsidiaries of the Company,an amount of Mx $ 14,227’746,424.00 (fourteen thousand two hundred twenty seven million seven hundred forty six thousand four hundred twenty four Mexican pesos) shall be applied to the item "Income from previous years”.

SEVENTH.- “The Stockholders' Meeting acknowledges and approves the ratification of the fund for the repurchase of stocks of the Company, pursuant to the provisions in article 56 paragraph IV of the Law on Exchange Market and pursuant to the policies approved by the Board of Directors of the Company for an amount of Mx$12,800’000,000.00 (Twelve thousand eight hundred million Mexican pesos) and it is approved that the fund shall come from the item "Income from previous years" which do not exceed the total balance of the net income of the Company, including retained earnings.”

ITEM III

Company’s CEO and General Director’s report on the business status, corresponding to fiscal year 2017.

R E S O L U T I O N

EIGHTH.- "The Stockholders' Meeting approves the report presented by the Chief Executive Officer of the Company on the status of the business for year 2017, pursuant to the provisions of the General Law on Trade Companies.”

A copy of the report shall be attached to the minutes of this Meeting.”

ITEM IV

Report on the Opinion issued by the Board of Directors on the content of the report presented by the CEO of the Company.

R E S O L U T I O N

NINTH.- “The Stockholders' Meeting acknowledges the Opinion rendered by the Board of Directors on the content of the report prepared by the Chief Executive Officer of the Company in the session that took place on April 26, 2018.”

ITEM V

Report of the Board of Directors on the main accounting and reporting policies and standards.

R E S O L U T I O N

TENTH.- “The Stockholders' Meeting acknowledges and approves the document that contains the main reporting and accounting policies and criteria. A copy of such document shall be attached to the minutes of this Meeting.”

ITEM VI

Report on the compliance with tax obligations of the Company for year 2016.

R E S O L U T I O N

ELEVENTH.- “The Stockholders' Meeting acknowledges and approves the report on the compliance of tax obligations delivered to the Tax Administration Service in the Annexes of Alternative Information to the Fiscal Opinion corresponding to year 2016.”

ITEM VII

Report on transactions and activities where the Company was engaged.

R E S O L U T I O N

TWELFTH .- “The Stockholders' Meeting acknowledges the relevant transactions and activities the Company was engaged in during year 2017, as well as the activities of the Board of Directors of the Company. A copy of the documents shall be attached to the minutes of this Meeting.”

ITEM VIII

Report of the Board of Directors on the activities performed by the Audit Committee and the Committee on Corporate Practices, Appointments and Compensations of the Company, during the year 2017.

R E S O L U T I O N

THIRTEENTH.-“The Stockholders' Meeting acknowledges and approves the Annual Reports of the Audit Committee and the Committee of Corporate Practices, Appointments and Compensations with respect to the activities performed during the year 2017, in accordance with the provisions in Article 43 of the Law on Exchange Market. A copy of such documents shall be attached to the minutes of this Meeting.”

ITEM IX

Report on the resignation, appointment and, if applicable, ratification of the members of the Board of Directors, proprietary and alternate, for the Series "F" shares and Series "B" shares representing the capital stock. Determination of their compensation.

R E S O L U T I O N S

FOURTEENTH.- “The Stockholders' Meeting acknowledges the composition of the Board of Directors of the Company, which is as follows:

Non Independent Series "F" Directors
Director	Alternate Director
Mr. Marcos Alejandro Martínez Gavica	Mr. Rodrigo Brand de Lara
Mr. Héctor Blas Grisi Checa	Mr. Ángel Rivera Congosto
Mr. Rodrigo Echenique Gordillo	Mr. Joaquín Vargas Guajardo
Mr. Francisco Javier García-Carranza Benjumea	Mr. Gina Lorenza Diez Barroso Azcárraga
Independent Series "F" Directors
Mr. Guillermo Güemez García	Mr. Juan Gallardo Thurlow
Mr. Guillermo Jorge Quiroz Abed	Mr. Eduardo Carredano Fernández
Mr. Antonio Purón Mier y Terán	Mr. Jesús Federico Reyes Heroles González Garza
Independent Series "B" Directors
Mr. Fernando Benjamín Ruíz Sahagún	Mr. Enrique Krauze Kleinbort
Mr. Alberto Torrado Martínez	Mr. Guillermo Francisco Vogel Hinojosa

Likewise, it is expressly acknowledged that:

i).	The appointed and ratified persons have expressed their acceptance to such titles.

ii).	The total consent of the Stockholders of both Series "F" and Series "B" shares for the Board of Directors to be constituted as it was approved by the corresponding Special Meetings.”

FIFTEENTH “It is approved to pay to each of the Independent Directors and Alternate Directors an amount of:

➢	For each session of the Board of Directors, and, when applicable, for each session of the Committee they attend as members, a remuneration equivalent to Mx$ 86,465.00 (Eighty six thousand four hundred sixty five Mexican pesos) less the corresponding withholding tax.

➢	In addition, the Director acting as President in the sessions of the Committees will receive an amount of MX$99,435.00 (Ninety nine thousand four hundred thirty five Mexican pesos), less the corresponding withholding tax.

SIXTEENTH “The Stockholders' Meeting expresses the gratitude of the Company to the Non-Independent Directors and Alternate Directors of the Series "F" shares as they renounced any remuneration that may correspond to them derived from the execution of their roles.”

ITEM X

Proposal and, if applicable, approval for the payment of a cash dividend to the stockholders of the Company for up to the amount and at the date determined by the Meeting.

R E S O L U T I O N S

SEVENTEENTH.- “The Stockholders' Meeting approved the declaration of the payment of a cash dividend to the Stockholders of the Company from the item "Income from Previous years" for an amount of Mx$4,279’000,000.00 (four thousand two hundred seventy nine million Mexican pesos)”, to be paid on June 29, 2018.”

EIGHTEENTH.- “It is agreed that such dividend shall be distributed to Stockholders in accordance to the number of stocks they own at Mx$ 0.6304705404074350 per stock.”

NINETEENTH.- “The Stockholders' Meeting agrees to empower Mr. Marcos Alejandro Martínez Gavica, Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica, Mr. Juan Eduardo Llanos Reynoso and Ms. Rocío Erika Bulhosen Aracil so that they, jointly or individually, may carry out all the necessary steps for the publication of the Notice to Stockholders in the newspapers “El Financiero” and “El Economista”.”

ITEM XI

Proposal and, if applicable, the approval to carry out amendments to the corporate bylaws of the Company.

R E S O L U T I O N S

TWENTIETH.- “The Stockholders' Meeting approves the amendment to article one of the corporate bylaws of the Company so that, henceforth, it reads as follows:

FIRST. The name of the Company is Banco Santander México. This name shall be followed by the words Sociedad Anónima or its acronym S.A, and Institución de Banca Múltiple and the legend Grupo Financiero Santander México.

The Company is a subsidiary, pursuant to the terms of Chapter III of Title Second of the Law on Credit Institutions and the Rules for the Establishment of Subsidiaries of Foreign Financial Institutions.

It is certified that such Resolution is subject to the suspensory condition that the Company shall obtain the authorization from the National Banking and Exchange Commission as well as all other authorizations required from the financial authorities.”

TWENTY FIRST.- “The Stockholders' Meeting empowers and authorizes Mr. Marcos Alejandro Martínez Gavica, Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica, Mr. Juan Eduardo Llanos Reynoso and Ms. Rocío Erika Bulhosen Aracil so that any of them or the persons they designate may carry out all the necessary steps for the implementation of the resolutions adopted in this Meeting including, without limitation, any procedure and necessary steps before the governmental authorities and to obtain the required authorizations, being free of any liability derived from the performance of such actions. Likewise, they are entitled to perform the changes required by the Authorities without need to be approved again by this Meeting.”

TWENTY SECOND.- “Pursuant to the provisions of article 140 of the General Law on Trade Companies and article 282 of the Law on Exchange Market, the certificates representing the stocks of the capital stock that include the new data pursuant to the resolutions adopted above shall be exchanged and deposited in the S.D. Indeval Institución para el Depósito de Valores S.A. de C.V., the previous certificates shall be cancelled.”

ITEM XII

Designation of special delegates to formalize and carry out the resolutions adopted at the meeting.

R E S O L U T I O N

TWENTY THIRD.- “Hereby we authorize Mr. Marcos Alejandro Martínez Gavica, Mr. Héctor Blas Grisi Checa, Mr. Fernando Borja Mujica and Ms. Rocío Erika Bulhosen Aracil, as Special Delegates of this Meeting so that they, in the name and behalf of the Company, any of them, may appear before a Notary Public of their choice to formalize as adequate the content of these Minutes and, if they consider it necessary or convenient, to prepare, subscribe and present the notices before any authority.

The Secretary and Assistant Secretary of the Board of Directors of the Company are authorized to issue simple or certified copies of these minutes as required and to make the necessary comments on the corporate books of the Company."